UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K

_________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-42016

_________________

Neo-Concept International Group Holdings Ltd
(Registrant’s Name)

_________________

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong
Kowloon, Hong Kong
(Address of Principal Executive Offices)

_________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Annual General Meeting of Shareholders

In connection with the annual general meeting of shareholders of Neo-Concept International Group Holdings Limited (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Proxy Statement and Notice of Annual General Meeting of Shareholders, dated July 28, 2025
99.2	Form of Proxy Card of Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Ltd
Date: July 28, 2025	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director

2